SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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☐   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to ss.240.14a-12

FINANCIAL INDUSTRIES CORPORATION

Name of Registrant as Specified In Its Charter

John A. Fibiger, David Porter and George M. Wise, III (Improve FIC)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED NOVEMBER 9, 2006

PROXY STATEMENT
OF
IMPROVE FIC

IN OPPOSITION TO THE BOARD OF DIRECTORS
OF
FINANCIAL INDUSTRIES CORPORATION

2006 ANNUAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Proxy Statement and the accompanying form of GOLD proxy card are being furnished by Improve FIC (“Improve FIC”), to owners of shares of Common Stock (the “Common Stock”) of Financial Industries Corporation (the “Company” or “FIC”) in connection with the solicitation by Improve FIC of proxies from such shareholders to be voted at the Company’s 2006 Annual Meeting of Shareholders and at any adjournments, postponements or rescheduling thereof (the “Annual Meeting”). The annual meeting is scheduled to be held at 10:00 a.m. Central Standard Time on Wednesday, December 6, 2006, at the Renaissance Austin Hotel, 9721 Arboretum Blvd., Austin, Texas.

Improve FIC is soliciting proxies from the holders of Common Stock to (1) repeal each provision of or amendment to FIC’s bylaws (other than (2)), adopted after June 16, 1992; (2) amend the Company’s bylaws to fix the number of directors constituting the entire Board of Directors at eight; (3) elect the eight individuals named below under the heading “PROPOSAL NO. 3 - Election of Directors” as the directors at the Annual Meeting (the “Improve FIC Nominees”); and (4) in the discretion of the proxy holders, to approve any motion to adjourn of the Annual Meeting. In addition, Improve FIC is soliciting proxies to vote against each of the proposals submitted by the Company’s management in the Company’s proxy statement. If elected, all but one of the Improve FIC Nominees would be independent and qualified to serve on the Board’s Audit Committee in accordance with the applicable rules of The Nasdaq Stock Market.

This Proxy Statement and the accompanying form of GOLD proxy card are first being sent or given to holders of Common Stock on November __, 2006.

The solicitation is being made by Improve FIC and not on behalf of the Board of the Company.

YOU MAY ALREADY HAVE RECEIVED, OR WILL SOON RECEIVE, A PROXY CARD FROM THE COMPANY. PLEASE RETURN ONLY IMPROVE FIC’S GOLD PROXY CARD AND DO NOT RETURN ANY COMPANY PROXY CARD UNDER ANY CIRCUMSTANCES. IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR SHARES WILL NOT BE VOTED AS YOU DESIRE BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

Information About Improve FIC

Improve FIC is a committee of FIC shareholders concerned with the future of the Company. The three members of the committee are John A. Fibiger, David Porter and George M. Wise, III. The principal business address of Improve FIC is 904 West Avenue, Suite 100, Austin, Texas 78701 and its telephone number is (512) 479-6777.

Improve FIC has become dissatisfied with the current Board and the Company’s performance due to the following events:

─	The Company has failed to timely file numerous financial reports with the U.S. Securities and Exchange Commission (“SEC”), including its 2004 and 2005 Annual Reports;
─	The Company’s stock has been delisted from Nasdaq;
─	There has been a significant reduction in the Company’s share trading price—from $15.20 on July 31, 2003, when the current Board took over to $8.00 on November 21, 2006;
─	The Company has eliminated common stock dividends, reducing dividend payments from $.41 per share in March of 2001 to zero now; and
─	The Company has failed to hold a meeting of shareholders for the election of directors since July, 2003.

Improve FIC is concerned about preserving the value of its and other shareholders’ investment in the Company. Although the Company recently released its 2004 financials, the filing was over 18 months late.

Improve FIC believes that actions and lack of actions taken by the Board and management over the course of the last three years have been at the expense and to the detriment of all of the Company’s shareholders.

Accordingly, Improve FIC is proposing the Improve FIC Nominees for election to the Board in opposition to the slate, if any, proposed by the Board. Improve FIC and the Improve FIC Nominees are committed to promoting business objectives, goals and values that are in the best interest of all of the Company’s shareholders and following a program intended to return value to all of the Company’s shareholders. See “BACKGROUND OF IMPROVE FIC’S INTEREST IN THE COMPANY AND REASONS FOR THE SOLICITATION — Program for Enhancing Shareholder Value.”

Improve FIC is not subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly is not required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.

IMPORTANT

IMPROVE FIC STRONGLY RECOMMENDS THAT YOU VOTE FOR THE IMPROVE FIC NOMINEES, AMEND THE COMPANY’S BYLAWS TO FIX THE NUMBER OF DIRECTORS AT EIGHT, APPROVE THE RELATED PROPOSALS OF IMPROVE FIC, AND VOTE AGAINST MANAGEMENT’S PROPOSALS INCLUDED IN THE COMPANY’S PROXY STATEMENT BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED.

HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF OCTOBER 24, 2006, THE RECORD DATE ESTABLISHED BY THE COMPANY FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES HAVE BEEN SOLD AFTER THE RECORD DATE.

IF YOU HAVE PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE ANNUAL MEETING, YOU SHOULD SEEK TO OBTAIN A PROXY FROM THE SELLER OF SUCH SHARES. TEXAS LAW PERMITS A RECORD-DATE OWNER (OR A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME) TO GRANT A PROXY TO A THIRD PERSON, INCLUDING A POST-RECORD-DATE BUYER. IF THE RECORD-DATE OWNER SELLS HIS SHARES AFTER THE RECORD DATE BUT PRIOR TO THE MEETING, THE BUYER MAY SEEK TO OBTAIN A PROXY FROM THE RECORD-DATE OWNER BY CONTACTING HIS BROKER. FOR SHARES HELD IN STREET NAME, THE BUYER MAY CONTACT HIS BROKER AND HIS BROKER WILL OBTAIN THE PROXY FROM THE SELLER.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE GOLD PROXY CARD.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ACCOMPANYING
GOLD PROXY CARD SHOULD BE DIRECTED TO:

        D.F. King & Co., Inc.
        48 Wall Street, 22nd Floor
        New York, NY 10005

        Shareholders call toll free (800) 714-3313
        Bank and Brokers call collect (212) 269-5550

VOTING

The information contained in the following paragraphs is based on publicly-available copies of the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and Bylaws, as amended (the “Bylaws”).

The Company is subject to a court order issued pursuant to a lawsuit filed by a member of Improve FIC to conduct a meeting of shareholders for the election of directors on December 6, 2006. The order also specifies October 24, 2006 as the record date for the determination of the holders of capital stock of the Company entitled to notice of and to vote at the Annual Meeting. As of October 24, 2006, there were 12,386,225 shares of Common Stock outstanding.

The attendance at the Annual Meeting, in person or by proxy, of the holders of shares representing a majority of the aggregate votes entitled to be cast by the record holders of all outstanding shares of Common Stock is necessary to constitute a quorum. Votes to “withhold authority”, abstentions and “broker non-votes” with respect to any matter to be voted on at the Annual Meeting will not be voted but will be counted as present to determine whether there is a quorum for purposes of voting on such matter at the Annual Meeting.

With respect to the election of directors, the affirmative vote of the holders of shares representing a plurality of the aggregate votes cast at the Annual Meeting in respect of the election of directors is required for their election. Because the election of directors will be determined by votes cast rather than by a percentage of the shares present, votes to “withhold authority” and “broker non-votes” will not affect the election of directors. Each of Improve FIC’s proposals other than the election of directors, and any other matter that properly comes before the Annual Meeting, will be adopted upon the affirmative vote of the holders of shares of Common Stock representing a majority of votes cast at the Annual Meeting with respect to such matter, unless a higher vote is required under applicable state law. Accordingly, abstentions will have the effect of a negative vote on any such matter, but “broker non-votes” will not be voted and will have no effect in determining whether such matter has received sufficient votes for approval.

The persons named in the proxy may cumulate the votes represented thereby in connection with the election of directors. Under cumulative voting, each share of Common Stock would be entitled to one vote per share, times the number of directors to be elected. All such votes may then be cast for a single nominee, or distributed among the nominees as the proxy holder desires.

We are also soliciting your proxy to vote to adjourn the Annual Meeting until a later time, if we deem such adjournment appropriate. Article 2.5 of the Bylaws states that if “a quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.” In addition, Art. 2.28 of the Texas Business Corporation Act states the following: “Unless otherwise provided in the articles of incorporation or the bylaws, the shareholders represented in person or by proxy at a meeting of shareholders at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting.” We are aware of no provision in the Articles of Incorporation or Bylaws providing otherwise.

Accordingly, Improve FIC anticipates that it may utilize the above provisions to seek to adjourn the meeting in the event a quorum is not present when the meeting is first called to order. As of the date of this proxy statement, Improve FIC does not know to what later date it might support such a motion, since such action would depend upon the circumstances prevailing at the meeting. In addition, there may be other circumstances in which a quorum is present at the meeting, but nonetheless the proxy holders deem it appropriate to support a motion to adjourn. Although we know of no such circumstance, we also seek your proxy to allow the proxy holders to vote your shares, in their discretion, on any such motion to adjourn the meeting to a later time or date, even if a quorum is present. Such a motion may be made, for example, to allow Improve FIC to solicit additional votes if it appears that more votes were needed to allow at least a majority of our nominees to be elected.

If the enclosed form of GOLD proxy card is executed and returned, it may nevertheless be revoked by the person giving it any time before the vote at the Annual Meeting either by filing with the Secretary of the Company a written notice of revocation or a proxy card bearing a later date than the most recently submitted proxy card or by attending the Annual Meeting and voting in person. The execution of a proxy card will not affect a shareholder’s right to attend the Annual Meeting and vote in person, but attendance at the Annual Meeting will not, by itself, revoke a proxy.

IF YOU, AS A HOLDER OF COMMON STOCK, WISH TO VOTE FOR THE IMPROVE FIC NOMINEES, YOU MUST SUBMIT THE ENCLOSED GOLD PROXY CARD AND SHOULD NOT SUBMIT THE COMPANY’S PROXY CARD.

Unless contrary instructions are indicated on the enclosed GOLD proxy card, all shares of Common Stock represented by valid GOLD proxy cards received pursuant to this solicitation (which have not been revoked as described above) will be voted FOR the election of the Improve FIC Nominees, FOR the action to set the number of directors at eight, and FOR the repeal of amendments (other than that proposed by Improve FIC) to the Bylaws adopted after June 16, 1992, FOR an adjournment of the meeting if the proxy holders deem appropriate, AGAINST each of the proposals submitted by the Company’s management, and at the discretion of the proxy holder(s) on such other business as may properly come before the Annual Meeting.

YOUR VOTE AT THIS YEAR’S ANNUAL MEETING IS ESPECIALLY IMPORTANT.
PLEASE SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT
IN THE ENCLOSED ENVELOPE PROMPTLY.

PROPOSAL NO. 1
REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS

Improve FIC is soliciting your proxy to, effective as of (and applicable to) the Annual Meeting, repeal each provision of or amendment to the Bylaws (other than the Improve FIC proposal to set the Board at eight) adopted after June 16, 1992, the date of the most recent amendment to the Bylaws filed with the SEC. We are not aware of any amendments to the Bylaws adopted after June 16, 1992, as no amendment has been filed with the SEC since that date or otherwise made available.

Purpose

The purpose of Proposal No. 1 is to protect the transparency and fairness of the election process by ensuring that the provisions governing or related to the election of the Company’s directors, as stipulated in the latest publicly available draft of the Bylaws, remain unchanged through the time of the Annual Meeting. The Proposal is designed to prevent the current Board from changing the Bylaws before the Annual Meeting in ways that could limit the ability of the Company’s shareholders to elect their choice of directors. However, the proposal would also apply to any Bylaw amendments adopted before the Annual Meeting that are favored by a majority of the Company’s shareholders or otherwise favorable to the shareholders. The proposal would apply only to Bylaw amendments adopted before the Annual Meeting. By making any repeal pursuant to Proposal No. 1 effective as of the Annual Meeting, we intend that any Bylaw amendments adopted after June 16, 1992, not be applicable to the Annual Meeting.

YOU ARE URGED TO VOTE IN FAVOR OF THE REPEAL OF ANY AMENDMENTS (OTHER THAN THAT PROPOSED BY IMPROVE FIC) TO THE COMPANY’S BYLAWS ADOPTED AFTER JUNE 16, 1992, ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 2
AMENDMENT TO BYLAWS TO SET THE NUMBER OF DIRECTORS ON THE FIC BOARD AT EIGHT

Improve FIC brings this proposal before the Annual Meeting pursuant to Section 8.1 of the Company’s Bylaws, which provide, in relevant part, that the Bylaws may be amended by the shareholders at any regular or special meeting upon notice given at least ten days prior to the meeting and stating the purpose thereof. The Bylaws allow the Board of Directors to set the number of directors at not less than three and not more than twenty-five. Improve FIC is seeking your support for a proposal that would establish the number of directors at eight as of the Annual Meeting. We propose that the Company’s shareholders approve and adopt the following resolution:

“RESOLVED, that the shareholders of Financial Industries Corporation do hereby amend Section 3.1 of the Bylaws of Financial Industries Corporation by deleting such section in its entirety and replacing it as follows:

3.1 Number and Qualifications. As of the 2006 annual meeting of shareholders of the Company, the number of directors that shall constitute the whole Board of Directors shall be eight (8) directors, which shall be elected at such annual meeting. Thereafter, the number of directors may be changed from time to time by a resolution adopted by a majority of the directors then serving on the Board of Directors. The Directors shall be elected by the shareholders at the annual meeting of shareholders and each Director shall be elected to serve until his successor shall be elected and shall qualify. A Director need not be a resident of the State of Texas or a Company shareholder.”

Purpose

The purpose of Proposal No. 2 is to ensure that the Company’s shareholders have the right to set the number of directors on the Board and to prevent the incumbent Board from thwarting our intentions. Proposal No. 2 will allow the shareholders to ensure that the directors elected at the Annual Meeting are the Company’s only directors following the Annual Meeting.

YOU ARE URGED TO VOTE FOR THE AMENDMENT TO FINANCIAL INDUSTRIES CORPORATION’S BYLAWS TO SET THE NUMBER OF DIRECTORS AT EIGHT ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 3
ELECTION OF DIRECTORS

As discussed in “Proposal No. 2,” Improve FIC proposes to amend FIC’s Bylaws to set the number of directors on FIC’s board to eight. Improve FIC is seeking your support at the Annual Meeting to elect the following persons to fill these eight directorships: Thomas J. Ardis, Arthur P. Bartholomew, III, John A. Fibiger, Bobby Don Hart, Karen O. MacDonald, Kenneth W. Phillips, Jeffrey M. Robinson, and George M. Wise, III.

The information below concerning age and principal occupation of the Improve FIC Nominees for at least the last five years has been furnished by the respective nominees. Except as described in this Proxy Statement, none of the Improve FIC Nominees beneficially owns any Common Stock. Each has agreed that if elected he shall acquire shares of the Company’s Common Stock in open-market transactions.

IMPROVE FIC NOMINEES

Name	Age	Principal Occupation

Thomas J. Ardis	60
From July of 1996 to the present, Mr. Ardis has served as President of SummaWeb, an Austin, Texas company that provides high-performance web hosting and email services to corporations and small businesses. In addition, Mr. Ardis has, from April of 1997 to the present, served as Vice-Chairman and director of University Credit Union. Mr. Ardis has a bachelors degree and a MBA from Eastern Michigan University.

Arthur P. Bartholomew, III	60
Mr. Bartholomew has served as President of California Managed Accounts, Inc., an Independent Broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association, since founding the company in February of 1986. The Santa Monica, California-based company specializes in professionally managed futures accounts for high net worth individuals and institutions and hedging for mortgage banking companies. Prior to founding California Managed Accounts, he was a Vice-President and Branch Manager of the Los Angeles office of Moseley Securities, Vice President of Oppenheimer & Co., Account Executive at E.F. Hutton & Co. and a Vice President of Cantor Fitzgerald & Co. Mr. Bartholomew has a bachelor’s degree in economics from the University of Michigan and a MBA from the University of California at Berkeley.

John A. Fibiger	74
Mr. Fibiger has been an officer or director of insurance companies for over 40 years. From 2004 to the present, Mr. Fibiger has served as a Director of Genworth Contra Fund of Encino, California and as a Director of Fidelity Mutual Life of Brook, Illinois. From 1997 to 2001, Mr. Fibiger was a Director of Conning and Company of St. Louis, Missouri, and he served a 1996 to 2002 term as a Director of Transamerica Life of New York and Transamerica Life of Canada. In addition, Mr. Fibiger served from 1977 to 1997 as Chairman of Transamerica Occidental Life of Los Angeles, California. Mr. Fibiger is a Fellow of the Society of Actuaries and has a bachelors degree from the University of Minnesota.

Bobby Don Hart	66
From November of 2000 to the present, Mr. Hart has served as President of Don Hart & Co. CPA in Austin, Texas. Mr. Hart is a Certified Public Accountant who has previously worked for KPMG, Peat Marwick, Touche Ross, and Hart Wood & Co. Mr. Hart has a bachelors degree from the University of Texas at Austin.

Karen O. MacDonald	52
Ms. MacDonald has served from May of 2004 to the present as Chief Actuary of Molina Healthcare, Inc., a publicly traded company located in Long Beach, California that provides managed healthcare services for Medicaid members in nine states. From April of 2002 to March of 2004, Ms. MacDonald was an Independent Actuarial Consultant. From September of 1993 to March of 2002, Ms. MacDonald served as Senior Vice President and Corporate Actuary of Transamerica Life Companies. In addition, she served on the board of directors and the investment committees of Transamerica Occidental Life from 1995 to 1999. She is a Fellow of the Society of Actuaries, a member of the American Academy of Actuaries and Charter Life underwriter. She holds both a BA and a MA in Mathematics from the University of Michigan at Ann Arbor.

Kenneth W. Phillips	65
Since his retirement in February of 2003, Mr. Phillips has served as an industry consultant to select clients. From July of 1999 to February of 2003, Mr. Phillips served as Chairman and CFO of American Founders Financial Corp. of Phoenix, Arizona. During his forty-year career in the life insurance industry, Mr. Phillips held senior level positions covering all aspects of the operations and the financial management of the life insurance business; including ten years as Executive Vice President and Chief Financial Officer of American Income Life Insurance Company, and twenty years as President and CEO of various companies, including the life insurance companies of Lomas Financial group, The National Financial Group, and IFS Financial Corp. Mr. Phillips holds a BA in Mathematics/ Economics from the University of Texas at Austin.

Jeffrey M. Robinson	65
Mr. Robinson is the owner and principal of Life Insurance Financial Essentials, an actuarial consulting firm that he founded in 1977 and for which he has worked ever since. It provides actuarial management and systems implementation services to life insurance companies, other consulting actuaries and data processing software firms. In his consulting and other roles over a 45 year career in the life insurance industry he has done work for over 60 life insurance companies, six fraternals, two professional associations and a federal credit union. He has been Vice President and Actuary and a director of William Penn Life Insurance Company of New York and Madison life Insurance Company. He has a bachelors degree from John Hopkins University.

George M. Wise, III	46
Mr. Wise has served as President of Actuarial Risk Management, an actuarial and insurance consulting firm based in Austin, Texas, since January of 2004. The firm provides actuarial and insurance management services to life insurance companies, insurance marketing organizations, state insurance department, and other financial service companies. Mr. Wise has done work for over 100 life insurance companies, ten state insurance departments, and six banks. From November of 2002 to April of 2004, Mr. Wise was CFO of FIC, and from November of 2002 to March of 2004, Mr. Wise served as a Director and Chief Actuary of Investors Life Insurance Co. of North America and Family Life Insurance Co., all Austin, Texas-based companies. In addition, Mr. Wise was a consulting actuary with Wise, Mitchell & Associates of Austin, Texas, from January of 1998 to April of 2002. Mr. Wise is a Fellow of the Society of Actuaries, a Member of the American Academy of Actuaries and has a bachelors degree from the University of Texas at Austin.

Each of the Improve FIC Nominees, except George M. Wise, III, would be independent and qualified to serve on the Board’s Audit Committee in accordance with the applicable rules of The Nasdaq Stock Market. Mr. Wise served as Chief Financial Officer of the Company from November 2002 to May 2004. In addition, Mr. Wise’s actuarial consulting company has performed services for the Company within the last three years.

Each of the Improve FIC Nominees has agreed to be named in this Proxy Statement and to serve as a director of the Company, if elected. Improve FIC does not expect that any of the Improve FIC Nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of the Improve FIC Nominees occurs for any reason (including if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Improve FIC Nominees), the shares represented by GOLD proxy cards received by Improve FIC and not properly revoked will be voted for the substitute candidate nominated by Improve FIC in compliance with the rules of the SEC and any other applicable law and, if applicable, the Bylaws.

The persons named in the proxy may cumulate the votes represented thereby in connection with the election of directors. Under cumulative voting, each share of Common Stock would be entitled to one vote per share, times the number of directors to be elected. All such votes may then be cast for a single nominee, or distributed among the nominees as the proxy holder desires. We anticipate that our proxy holders will cumulate votes for the Improve FIC Nominees to assure that the maximum number of Improve FIC Nominees are elected to the Company’s Board of Directors. Except for the foregoing, it is not currently known in what order of priority the proxy holders will distribute the votes in the election of directors.

Purpose

The purpose of Proposal No. 3 is to elect the Improve FIC Nominees. The Improve FIC Nominees would then compose the entire Board of Directors.

YOU ARE URGED TO VOTE IN FAVOR OF THE IMPROVE FIC DIRECTOR NOMINEES ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 4
ADJOURNMENT

Improve FIC is also soliciting your proxy to allow the proxy holders, in their discretion, to vote to adjourn the Annual Meeting until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy.

Purpose

Article 2.5 of the Bylaws states that if “a quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.” In addition, Art. 2.28 of the Texas Business Corporation Act, states the following: “Unless otherwise provided in the articles of incorporation or the bylaws, the shareholders represented in person or by proxy at a meeting of shareholders at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting.” We are aware of no provision in the Articles of Incorporation or Bylaws providing otherwise.

Accordingly, Improve FIC anticipates that it may utilize the above provisions to seek to adjourn the meeting in the event a quorum is not present when the meeting is first called to order. As of the date of this proxy statement, Improve FIC does not know to what later date it might support such a motion, since such action would depend upon the circumstances prevailing at the meeting. In addition, there may be other circumstances in which a quorum is present at the meeting, but nonetheless the proxy holders deem it appropriate to support a motion to adjourn. Although we know of no such circumstance, we also seek your proxy to allow the proxy holders to vote your shares, in their discretion, on any such motion to adjourn the meeting to a later time or date, even if a quorum is present. Such a motion may be made, for example, to allow Improve FIC to solicit additional votes if it appears that more votes were needed to allow at least a majority of our nominees to be elected.

YOU ARE URGED TO VOTE IN FAVOR OF GRANTING THE PROXIES THE AUTHORITY TO VOTE FOR AN ADJOURNMENT OF THE ANNUAL MEETING ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 5 (MANAGEMENT’S PROPOSAL NO. 2)
APPROVAL OF 2004 INCENTIVE STOCK PLAN

The current FIC Board is seeking shareholder approval to adopt its proposed 2004 FIC Incentive Stock Plan.  Improve FIC believes this proposal is an example of FIC Board members acting in their own best interest and contrary to the best interest of all shareholders. Adoption of the 2004 FIC Incentive Plan may permit the incumbent Board to issue equity to Company insiders we believe are undeserving of reward. In addition, such issuances may result in unnecessary shareholder dilution. If you vote to elect the Improve FIC Nominees to the FIC Board, they will promptly evaluate the need, if any, to update FIC’s equity compensation plans and will make such changes and proposals as are in the best interest of all shareholders.

YOU ARE URGED TO VOTE AGAINST THE APPROVAL OF THE PROPOSED 2004 INCENTIVE STOCK PLAN ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 6 (MANAGEMENT’S PROPOSAL NO. 3)
APPROVAL OF STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

The current FIC Board is seeking shareholder approval to adopt its proposed Financial Industries Corporation Stock Option Plan for Non-Employee Directors. Improve FIC believes this proposal is an example of FIC Board members acting in their own best interest and contrary to the best interest of all shareholders. As discussed above with regard to Proposal No. 5, we do not believe that the performance of the current Board is deserving of any equity reward. In addition, the issuance of equity under the Stock Option Plan for Non-Employee Directors would result in the further dilution of the Company’s shares.

YOU ARE URGED TO VOTE AGAINST THE APPROVAL OF THE PROPOSED STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 7 (MANAGEMENT’S PROPOSAL NO. 4)
APPROVAL OF REIMBURSEMENT OF PROXY EXPENSES OF OTTER CREEK MANAGEMENT, INC.

The current FIC Board is seeking shareholder approval to reimburse certain the proxy expenses of Otter Creek Management, Inc. (“Otter Creek”). Improve FIC believes this proposal is an example of FIC Board members acting in their own best interest and contrary to the best interest of all shareholders. The expenses were incurred by Otter Creek in connection with the solicitation of proxies to elect the incumbent Board of Directors. In October 2003, the Company entered into a Compromise Settlement Agreement and Mutual Release with Otter Creek (the “Settlement Agreement”) pursuant to which the Company agreed to pay Otter Creek the sum of $250,000 in partial payment of the expenses incurred by Otter Creek in respect of the solicitation of proxies. Pursuant to the Settlement Agreement, the Company also agreed to submit to shareholders the question of whether to reimburse Otter Creek an additional sum of $475,000 for the remaining expenses Otter Creek incurred soliciting the proxies and the legal expenses Otter Creek incurred in connection with the Litigation (collectively, the “Otter Creek Expenses”). The Company agreed that if shareholder approval is obtained, it will reimburse such expenses.

As discussed in this proxy statement, we believe that Otter Creek’s nominees have harmed the Company and its shareholders, and that reimbursing Otter Creek for expenses incurred in connection with the election of those nominees in no way serves the interests of the Company or its shareholders.

YOU ARE URGED TO VOTE AGAINST THE APPROVAL OF THE PROPOSED REIMBURSEMENT OF PROXY EXPENSES OF OTTER CREEK MANAGEMENT, INC. ON THE ENCLOSED GOLD PROXY CARD. If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

ADDITIONAL INFORMATION

FIC’s preliminary proxy statement filed with the SEC on November 15, 2006 states that current management contemplates that the next Annual Meeting of the Shareholders of FIC will be held on or about July 1, 2007. Proposals submitted by any security holders and intended to be included in FIC’s Proxy Statement and Form of Proxy relating to the 2007 Annual Meeting must be received by the Company at its principal executive offices a reasonable amount of time before the Company begins to print and mail proxy materials for the 2007 Annual Meeting and must be in compliance with applicable laws and SEC regulations.

In accordance with the rules and regulations of the SEC, FIC’s management will have discretionary authority to vote on any proposal raised by a shareholder at the 2007 Annual Meeting if the proponent fails to notify the Company a reasonable amount of time before the Company begins to print and mail proxy materials for the 2007 Annual Meeting. All notices of proposals by shareholder, whether or not included in the Company’s proxy materials, should be sent to FIC’s principal executive offices, at 6500 River Place Blvd. Building One, Austin, Texas 78730, Attention: Secretary.

Except as otherwise disclosed herein, the information concerning FIC contained in this Proxy Statement and the Annex attached hereto has been taken from, or is based upon, publicly available information.

SHARE OWNERSHIP OF IMPROVE FIC NOMINEES

The following table contains a summary of the total number of shares of Common Stock of the Company beneficially owned by the Improve FIC Nominees as of November ___, 2006.

The address for each nominee is listed below. The information in the following table has been furnished to us by the respective Improve FIC Nominees. The percentage of ownership of Common Stock for each person listed below is based on 12,386,225 shares of Common Stock outstanding as of October 24, 2006, the record date for the Annual Meeting:

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Thomas Ardis 3203 Foxfire Drive Austin, TX 78746	0
Arthur P. Bartholomew, III California Managed Accounts, Inc. 20800 Hillside Drive Topanga, CA	1,000	*
John A. Fibiger Fidelity Life Association 2500 Westfield Elgin, IL 60123	200	*
Don Hart 3751 N, Hwy 183 Liberty Hill, TX 78642	0
Karen MacDonald Molina Healthcare, Inc. One Golden Shore Long Beach, CA 90802	0
Kenneth W. Phillips 14 Fairway Drive Frisco, TX 75034	1,500	*
Jeffrey Robinson Life Insurance Financial Essentials 34 Celtic Way Parsippany, NJ 07034	0
George M. Wise, III Actuarial Risk Management 6500 River Place Blvd. Bldg. 2, Suite 204 Austin, TX 78730	4,000	*
All nominees as a group (eight persons)	6,700	*
__________________
* Represents less than 1% of the Company’s outstanding common stock.

In addition to the stock listed as owned by the Improve FIC Nominees in the above table, each of the Improve FIC Nominees who owns stock may be deemed to be a member of a group that collectively owns 9,700 shares of the Company’s common stock. Each of the nominees disclaims beneficial ownership of the shares owned by the other members of the group. Additional information regarding the ownership by, and composition of, the group is included elsewhere in this proxy statement, including under “INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES” and in “Annex A – Information About the ‘Participants in the Solicitation.”

BACKGROUND OF IMPROVE FIC’S INTEREST IN THE COMPANY
AND REASONS FOR THE SOLICITATION

General

Improve FIC is a committee of three Company shareholders.

Improve FIC was formed to address the concerns of shareholders for their investment in FIC. During the 39 months the current Board has been in control, the following have occurred:

─	The Company has failed to timely file numerous financial reports with the U.S. Securities and Exchange Commission (“SEC”), including its 2005 and 2004 Annual Reports;
─	The Company’s stock has been delisted from Nasdaq;
─	There has been a significant reduction in the Company’s share price—from $15.20 on July 31, 2003, when the current Board took over to $8.00 on November 21, 2006;
─	The Company has eliminated common stock dividends, reducing dividend payments from $.41 per share in March of 2001 to zero now; and
─	The Company has failed to hold a meeting of shareholders for the election of directors since July, 2003.

Due to this lack of information and due to the following actions, Improve FIC has decided to nominate an alternate slate of directors.

Recent Board & Management Actions

•
In January of 2004, the incumbent Board hired one of its own board members, J. Bruce Boisture, to serve as CEO and attempted to reward him with 2004 compensation of $1,180,066. $700,000 of this amount was in the form of a restricted stock grant. Since shareholder approval for this grant was not obtained, the $700,000 was not awarded. This reduced the total compensation to $460,166. This amount does not include the value of Board-awarded stock options (pending shareholder approval). These options were valued between $1.321 million and $3.347 million in the Company's 2004 Annual Report on Form 10-K. The grant was conditioned upon the approval by FIC’s shareholders of the FIC Incentive Stock Plan. In connection with the resignation of Mr. Boisture in November 2005, this grant was cancelled and replaced by an agreement under which FIC agreed to issue 60,000 shares of its common stock to Mr. Boisture on or before June 30, 2007, provided that the shareholders approve the FIC Incentive Stock Plan. If such approval is not so obtained by June 30, 2007, Mr. Boisture will receive a cash payment of $465,000, less applicable taxes and withholding.

Further, Otter Creek failed to disclose in its 2003 proxy materials that a company run by Mr. Boisture had declared bankruptcy. The company, Paradigm4, Inc., was a computer integrated systems design company. Mr. Boisture served as Chairman of the board of directors of Paradigm4 from April of 2000 and as Chief Executive Officer and President from May of 1999, until March of 2001, when Paradigm4 declared bankruptcy.

•
Immediately upon gaining control, in September of 2003, the current Board voted themselves increased fees. The Board increased the annual director fee from $20,000 to $25,000 per year and the meeting attendance fee from $1,000 to $1,500 per meeting.

•
In March, 2004, the Board hired a new CFO. This CFO filed the Company’s financial statements (for the year ending December 31, 2003) with the SEC a year and a half late. The Company did not file another financial statement until October 30, 2006, when the Company filed its 2004 financials—once again a year and a half late.

•	The Board has failed to call an annual meeting of shareholders since being elected in July, 2003.

•
The recently filed 2004 fiscal year financial statements show that during the current Board’s first complete year of holding office, investment income was down $4.6 million, while audit expenses (including auditing, actuarial, accounting, consulting, and legal fees) have increased from $2.1 million in 2002 to $8.7 million in 2004. The Company’s 2004 Form 10-K states that much of the 2004 expenses were associated with the internal review of the Company’s financial accounts and resulting restatment of prior years’ consolidated financial statements. The filing also shows a $14.4 million loss. This compares to a loss of less than $5 million in 2002.

Improve FIC considers these recent actions of the Company’s Board of Directors to be against the best interests of the Company’s shareholders.

Program for Enhancing Shareholder Value

In light of the Company’s disappointing performance and its inability to file correct financials in a timely manner, Improve FIC believes that the interests of all shareholders will be better served if the Improve FIC Nominees are elected at the Annual Meeting. If the Improve FIC Nominees are elected at the Annual Meeting, they are committed to hiring experienced, competent management to run the Company and to provide timely and correct financial statements. The Improve FIC Nominees, if elected, will explore all options for enhancing shareholder value. The Company’s shareholders will be kept apprised of the progress and plans the Board has for the Company moving forward, as the FIC Nominees plan to hold annual shareholder meetings and to communicate their planned business strategy at quarterly intervals via press releases or 8-K filings, as appropriate. Notwithstanding the foregoing, no assurance can be given that electing the Improve FIC Nominees or implementing Improve FIC’s proposals will increase shareholder value.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Information Concerning Participants

Under the applicable regulations of the SEC, Improve FIC (including its individual members) and each of the Improve FIC Nominees is deemed to be a “participant” in Improve FIC’s solicitation of proxies. Additional information regarding the participants in the solicitation, including their beneficial ownership of Common Stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Information in this proxy statement about each participant was provided by that participant.

Currently, no participant (or associate of a participant) in Improve FIC’s solicitation of proxies has any arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates; or (2) with respect to any future transactions to which the Company or any of its affiliates will or may be a party. However, the foregoing statement is not intended to prohibit the Improve FIC Nominees, if elected, from approving the employment by the Company of, or engaging in a business transaction with, such a participant if doing so is determined to be in the best interests of the Company.

In connection with the engagement of D.F. King by Improve FIC as its proxy solicitor, Improve FIC anticipates that approximately 20 employees of D.F. King may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

COST AND METHOD OF SOLICITATION

Improve FIC (David Porter, George M. Wise, III and John A. Fibiger) will bear the cost of this solicitation and will not seek reimbursement for such costs unless the Improve FIC Nominees win election as a majority of the new Board of Directors. If the Improve FIC Nominees win election as a majority of the Board, Improve FIC will seek reimbursement from the Company of all expenses incurred by Improve FIC in connection with its nomination of directors, the submission of the other proposals and this solicitation. It is not anticipated that the approval of the Company’s shareholders will be sought for that reimbursement. While no precise estimate of the cost of solicitation can be made at the present time, Improve FIC currently estimates that it will spend a total of approximately $200,000 for its solicitation of proxies, including expenditures for attorneys, solicitors and advertising, financial advisors, printing, transportation and related expenses. As of November __, 2006, Improve FIC had incurred proxy solicitation expenses of approximately $_________. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone or telecopy or through advertisements. Information regarding Improve FIC and other persons who may solicit or participate in the solicitation of proxies is set forth under “INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES.”

Improve FIC will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Common Stock. Improve FIC will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

Improve FIC has retained the proxy solicitation firm of D.F. King in connection with the solicitation of proxies for the Annual Meeting. D.F. King will be paid a fee of up to $50,000 for its services. Improve FIC also has agreed to reimburse D.F. King for its expenses. In connection with the engagement of D.F. King by Improve FIC as its proxy solicitor, Improve FIC anticipates that approximately 20 employees of D.F. King may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, which is set forth in the Company’s most recent preliminary Schedule 14A filed with the SEC, presents information as of September 30, 2006 as to all persons who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the Company’s Common Stock.

Name and Address	Number of Shares Owned	Percent of Outstanding Shares

Roy F. and Joann Cole Mitte Foundation	968,804(1)	9.82%
6836 Bee Caves Road, Suite 262
Austin, Texas 78746

Roy F. Mitte	968,804(2)	9.82%
3701 Westlake Drive
Austin, Texas 78746

Family Life Insurance Company	648,640(3)	6.57%
6500 River Place Blvd., Building One
Austin, TX 78730

Investors Life Insurance Company of North America	1,427,073(3)	14.46%
6500 River Place Blvd., Building One
Austin, TX 78730

Fidelity Management & Research Company	1,302,480(4)	13.20%
82 Devonshire Street
Boston, MA 02109

Wellington Management Company, LLP	607,30(5)	6.15%
75 State Street
Boston, MA 02109

Financial & Investment Management Group, Ltd.	643,797(6)	6.52%
111 Cass St.
Traverse City, MI 49684

(1)
Based on information reported on a Schedule 13G filed by the Roy F. and Joann Cole Mitte Foundation on February 4, 2005, and based on information known to the Company. According to the 13G filing, the Foundation is a not-for-profit corporation organized under the laws of the State of Texas, and exempt from federal income tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, as an organization described in Section 501(c)(3). See “Certain Transactions” for a description of certain arrangements regarding the shares held by the Mitte Foundation.

(2)	For purposes of this table, Mr. Mitte is deemed to have beneficial ownership of the shares owned by the Foundation.

(3)
All shares are held as treasury shares. For purposes of determining the ownership percentage, such shares are assumed to be outstanding. These shares may not be voted and are not included in determining the percentage of shares voting in favor of a matter.

(4)
As reported to the Company on a Schedule 13G/A filed on February 17, 2004, by FMR Corporation, the parent company of Fidelity Management & Research Company. According to such Schedule 13G/A Fidelity is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,302,480 shares or 13.44% of the Common Stock outstanding of FIC as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,302,480 shares or 13.44% of the Common Stock outstanding. Neither FMR Corp. nor the Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

(5)
As reported on a Schedule 13G/A filed by Wellington Management Company, LLP (“WMC”) on February 12, 2004. According to the Schedule 13G filing, WMC acts as investment advisor to certain clients of WMC and such clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. The filing further states that no such client is known to have such right or power with respect to more than five percent of the Common Stock of the Company.

(6)
Based on information reported on a Schedule 13G filed by Financial & Investment Management Group, Ltd on February 9, 2006. According to the 13G filing, Financial & Investment Management Group, Ltd is a registered investment advisor managing individual client accounts. All shares represented in the 13G are held in accounts owned by the clients of Financial & Investment Management Group, Ltd and Financial & Investment Management Group, Ltd disclaims beneficial ownership of the shares.

Stock Ownership of Directors and Executive Officers.

The following table, which is set forth in the Company’s most recent preliminary Schedule 14A filed with the SEC, sets forth certain information regarding the beneficial ownership of Common Stock as of September 30, 2006, by (i) each director, (ii) the current executive officers of the Company, (iii) other persons named in the Summary Compensation Table below, and (iv) all such persons as a group:

Name and Address	Number of Shares Owned	Percent of Outstanding Shares
Non-Employee Directors:
R. Keith Long	380,514(1)(2)	3.86%
John D. Barnett	5,747(2)	*
Patrick E. Falconio	8,373(2)	*
Richard H. Gudeman	4,248(2)	*
Robert A. Nikels	3,213(2)	*
Lonnie L. Steffen	5,247(2)	*
Kenneth J. Shifrin	5,247(2)(3)	*
Eugene J. Woznicki	6,248(2)	*

Current Executive Officers:
Vincent L. Kasch	737(4)	*
Michael P. Hydanus	307(4)	*

Other Persons Named in Summary Compensation Table:
J. Bruce Boisture		*
Theodore A. Fleron	20,233(5)	*
Jeffrey H. Demgen	4,400	*

Directors, executive officers and
other persons as a group (13 persons)	444,514	4.50%

* Less than 1%.

The business address of each officer and director is c/o Financial Industries Corporation, 6500 River Place Blvd., Building I, Austin, Texas 78730.

(1)
Mr. Long is the president and controlling shareholder of Otter Creek Management, Inc. Otter Creek Management, Inc. is an investment advisory firm that manages the following investment funds: Otter Creek Partners I, LP, a limited partnership (of which Otter Creek Management, Inc. serves as general partner); Otter Creek International, Ltd, an investment corporation; and HHMI XIII, a limited liability company. The shares in the table include 232,741 shares owned by Otter Creek International, Ltd Corporation and 136,778 shares owned by Otter Creek Partners I, LP Partnership. Mr. Long disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(2)q	Includes shares issued under the Stock Plan, effective September 30, 2005. For additional information, see the section entitled “Compensation of Directors.”

(3)	Does not include 385,000 shares owned by American Physicians Service Group, Inc., of which Mr. Shifrin is CEO and Chairman. Mr. Shifrin disclaims beneficial ownership of such shares.

(4)	Owned in 401(k) plan account, subject to vesting, as a result of employer matching contribution program.

(5)	Includes shares beneficially acquired through participation in the Company’s 401K plan and/or the Employee Stock Purchase Plan, which are group plans for eligible employees.

ADDITIONAL INFORMATION

Certain of the information contained in this Proxy Statement is based on publicly available information filed by the Company with the SEC. Improve FIC does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete.

Some of the statements in this proxy statement may constitute “forward-looking statements,” which for this purpose include all statements that are not of historical facts. The actual future financial performance of the Company could differ materially from those anticipated by these forward-looking statements. There can be no assurance that we or the Improve FIC Nominees will succeed in our and their efforts to turn the Company around.

Improve FIC is not aware of any other substantive matters to be considered at the Annual Meeting, however, if any other matter should properly come before the Annual Meeting, Improve FIC will vote all proxies held by it in accordance with its best judgment and consistent with the federal proxy rules. Notwithstanding the foregoing, if we learn of any matters within a reasonable period of time before the Annual Meeting for which we have not solicited proxy authority, we may not use discretionary authority to vote on those matters.

IMPORTANT

1.
Your proxy is important no matter how many shares of Common Stock you own. Be sure to vote on the GOLD proxy card. Improve FIC urges you NOT to sign any proxy card or other proxy card which is sent to you by the Company or any other party.

2.
If you have already submitted a proxy card to the Company for the Annual Meeting, you may change your vote to a vote “FOR” the election of the Improve FIC Nominees, the reduction of the size of the Board and the other Improve FIC proposals and “Against” the Company’s slate and other proposals by signing, dating and returning Improve FIC’s GOLD proxy card, which must be dated after any proxy card you may previously have submitted to the Company. Only your last dated proxy card for the Annual Meeting will count at the Annual Meeting.

3.
If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy card “FOR” election of the Improve FIC Nominees, reduction of the size of the Board and the other Improve FIC proposals.

4.
If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD proxy card. We encourage you to vote each GOLD proxy card that you receive.

5.	If you have any questions or need assistance in voting your shares, please contact our proxy solicitors D.F. King & Co. Inc., at the number set forth below:

        D.F. King & Co., Inc.
        48 Wall Street, 22nd Floor
        New York, NY 10005

        Shareholders call toll free (800) 714-3313
        Bank and Brokers call collect (212) 269-5550

PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED NOVEMBER 10, 2006

FINANCIAL INDUSTRIES CORPORATION

COMMON STOCK PROXY

THIS PROXY IS SOLICITED ON BEHALF OF
IMPROVE FIC

The undersigned hereby appoints David Porter and Richard H. Grubaugh (of D.F. King) and each or either of them, as proxy and attorney-in-fact for the undersigned, with full power to each of substitution, to vote all shares of common stock of Financial Industries Corporation (the “Company”) which the undersigned is entitled to vote at the Company’s 2006 Annual Meeting of Shareholders scheduled to be held on December 6, 2006, and any postponements or adjournments thereof (the “Meeting”), hereby revoking all prior proxies, on the matters set forth below as follows:

1.	Repeal, effective as of the Meeting, each provision of or amendment to the Company’s bylaws (other than the amendment adopted pursuant to Proposal No. 2) adopted after June 16, 1992.

FOR	AGAINST	ABSTAIN

☐	☐	☐

2.	Amend the Company’s bylaws to set the size of the Board at eight directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

3.	Election of Directors.	Nominees:	Thomas J. Ardis Arthur P. Bartholomew, III John A. Fibiger Bobby Don Hart Karen O. MacDonald Kenneth W. Phillips Jeffrey M. Robinson George W. Wise, III

	FOR all the nominees listed above		WITHHOLD AUTHORITY to vote for all the nominees listed above

	☐		☐

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE OR NOMINEES, WRITE THAT NOMINEE’S NAME IN THE SPACE PROVIDED BELOW:

4.	In the discretion of the proxy holders, to vote to approve any motion to adjourn the Meeting.

FOR	AGAINST	ABSTAIN

☐	☐	☐

5.	Approval of the FIC Incentive Stock Plan.

FOR	AGAINST	ABSTAIN

☐	☐	☐

6.	Approval of the FIC Stock Option Plan for Non-Employee Directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

7.	Approval of the reimbursement, by issuance of FIC Common Stock, of Otter Creek Management, Inc. for $475,000 of expenses incurred by it in connection with litigation with the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

8.	In the discretion of the proxy holders, on any other matters that may properly come before the Meeting.

FOR	AGAINST	ABSTAIN

☐	☐	☐

THIS PROXY WILL BE VOTED AS SPECIFIED.
IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED “FOR” THE NOMINEES LISTED ABOVE, “FOR” ACTION TO SET THE SIZE OF THE BOARD AT EIGHT, “FOR” REPEAL OF ANY INTERIM BYLAW AMENDMENT, IN THE DISCRETION OF THE PROXY HOLDERS, “FOR” AN ADJOURNMENT OF THE MEETING, AND “AGAINST” MANAGEMENT’S PROPOSALS INCLUDED IN THE COMPANY’S PROXY STATEMENT.

Please sign exactly as your name appears hereon. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by the authorized person.

Date

(SIGNATURE)

(SIGNATURE IF HELD JOINTLY)

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

ANNEX A
INFORMATION ABOUT THE “PARTICIPANTS IN THE SOLICITATION”

Under applicable SEC regulations, Improve FIC and the Improve FIC Nominees are deemed to be “participants” in their solicitation of proxies from the Company’ shareholders to vote in favor of the election of the Improve FIC Nominees and the approval of their other proposals.

Background of the Participants, Etc.

The following is the business address and principal occupation or employment of each of the participants in the solicitation:

Thomas Ardis	President, SummaWeb
3203 Foxfire Drive
Austin, TX 78746

Arthur P. Bartholomew, III	President
California Managed Accounts, Inc.	California Managed Accounts, Inc.
20800 Hillside Drive
Topanga, CA

John A. Fibiger	Director
Fidelity Life Association	Fidelity Life Association
2500 Westfield
Elgin, IL 60123

Don Hart	Retired
3751 N, Hwy 183
Liberty Hill, TX 78642

Karen MacDonald	Chief Actuary
Molina Healthcare, Inc.	Molina Healthcare, Inc.
One Golden Shore
Long Beach, CA 90802

Kenneth W. Phillips	Independent Consultant
14 Fairway Drive
Frisco, TX 75034

David Porter	Investment banker/advisor
904 West Avenue, #100
Austin, TX 78701

Jeffrey Robinson	Owner & Principal
Life Insurance Financial Essentials	Life Insurance Financial Essentials
34 Celtic Way
Parsippany, NJ 07034

George M Wise, III	President
Actuarial Risk Management	Actuarial Risk Management
6500 River Place Blvd.
Bldg. 2, Suite 204
Austin, TX 78730

During the past ten years, none of the participants in the solicitation has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Transactions in Company Securities

Information relating to any transactions in shares of Common Stock of the Company by the participants in the solicitation during the past two years is as follows:

Name and Business Address	Date	Number of Shares Acquired or (Disposed of)

Arthur P. Bartholomew, III California Managed Accounts, Inc. 20800 Hillside Drive Topanga, CA	8/28/2006 10/26/2006	435 Acquired 565 Acquired

John A. Fibiger Fidelity Life Association 2500 Westfield Elgin, IL 60123	9/__/2006	200 Acquired

Kenneth W. Phillips 14 Fairway Drive Frisco, TX 75034	10/27/2006 11/8/2006	1,000 Acquired 500 Acquired

David Porter(1) 904 West Avenue, #100 Austin, TX 78701	7/15/2004 2/8/2005 6/13/2005 9/9/2005 9/12/2005 9/13/2005 5/22/2006 5/23/2006	500 Acquired 500 Acquired 400 Acquired 254 Acquired 307 Acquired 139 Acquired 488 Acquired 85 Acquired

George M. Wise, III Actuarial Risk Management 6500 River Place Blvd. Bldg. 2, Suite 204 Austin, TX 78730	4/3/2000 9/25/2002 8/1/2005 8/18/2005 8/22/2005 8/23/2005 10/11/2006	300 Acquired 200 Acquired 523 Acquired 171 Acquired 100 Acquired 206 Acquired 2,500 Acquired

(1)
Mr. Porter beneficially owned at total 3,000 shares of the Company’s stock as of November 21, 2006. Beneficial ownership figures for each of the Improve FIC Nominees is included in the proxy statement under “Share Ownership of Improve FIC Nominees.”

Arrangements, Interests and Transactions

No participant in the solicitation by Improve FIC is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. The members of Improve FIC have agreed, however, to share the expenses of the solicitation and, as discussed under cost and method of solicitation, expect to seek reimbursement from the Company upon completion of the solicitation if successful.

George M. Wise, III served as Chief Financial Officer of the Company from November 2002 to May 2004. For his services, the Company paid Mr. Wise $18,624 in 2002; $200,126 in 2003; and $51,820 (plus $310,000 severance pay) in 2004. Actuarial Risk Consultants, Inc., which is owned by Mr. Wise, performed consulting actuarial services for FIC from 1/1/2004 to 12/31/2005. In addition, Mr. Wise was the appointed actuary for the two insurance company subsidiaries of FIC from 2002 to October of 2005. The Company paid Actuarial Risk Consultants $1.16 million in 2004 and $.84 million in 2005.